UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

SOLICITATION/RECOMMENDATION STATEMENT

UNDER SECTION 14(D)(4) OF THE SECURITIES EXCHANGE ACT OF 1934

Enel Generación Chile S.A.

(Name of Subject Company)

Enel Generación Chile S.A.

Giuseppe Conti

Francesco Giorgianni

Jorge Atton P.

Fabrizio Barderi

Enrique Cibié B.

Mauro Di Carlo

Umberto Magrini

Luca Noviello

Julio Pellegrini V.

(Name of Person Filing Statement)

American Depository Shares (ADS) each representing

30 shares of Common Stock, no par value

(Title of Class of Securities)

29244T101

(CUSIP Number of Class of Securities)

Common Stock, no par value

(Title of Class of Securities)

N/A

(CUSIP Number of Class of Securities)

Raúl Arteaga E.

Enel Generación Chile S.A.

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9000

(Name, Address and Telephone Number(s) of Person Authorized to Receive Notices and Communications on Behalf of the Person(s) Filing Statement)

With copies to:

Ignacio Quiñones S.

Enel Generación Chile S.A

Santa Rosa 76

Santiago, Chile

+ (562) 2630-9050

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

ITEM 1.	SUBJECT COMPANY INFORMATION.

Name and Address.

The name of the subject company to which this Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule”) relates is Enel Generación Chile S.A., a Chilean publicly held stock corporation (sociedad anónima abierta) (“Enel Generación”). Enel Generación’s principal executive office is located at Santa Rosa 76, Santiago, Chile, and its telephone number is +562 2630-9000.

Securities.

This Schedule 14D-9 relates to the common stock, without par value, of Enel Generación (“Enel Generación Shares”) and American depositary shares, each representing 30 Enel Generación Shares (“Enel Generación ADSs”). As of February 6, 2018, there were 8,201,754,580 Shares outstanding, including 286,245,990 Enel Generación Shares evidenced by 9,541,533 Enel Generación ADSs.

ITEM 2.	IDENTITY AND BACKGROUND OF FILING PERSON.

The name, business address and business telephone number of Enel Generación, which is the subject company and a person filing this Statement, are set forth in “Item 1. Subject Company Information—Name and Address” above. In addition to Enel Generación, Giuseppe Conti, Francesco Giorgianni, Jorge Atton P., Fabrizio Barderi, Enrique Cibié B., Mauro Di Carlo, Umberto Magrini, Luca Noviello and Julio Pellegrini V. (each an “Individual Director” and collectively, the “Individual Directors”), who together constitute the entire board of directors of Enel Generación (the “Board”) are persons filing this Statement along with the Company (together with the Company, the “Filing Persons”). The present business address of each of the Individual Directors is c/o Enel Generación Chile S.A., Santa Rosa 76, Santiago, Chile.

This Schedule relates to the offer by Enel Chile S.A., a Chilean publicly held stock corporation (sociedad anónima abierta) (“Enel Chile”), to purchase (i) all outstanding Enel Generación Shares held by U.S. Persons (as defined in the Prospectus) and (ii) all outstanding Enel Generación ADSs from all holders of Enel Generación ADSs, wherever located, pursuant to the terms and conditions of the prospectus dated February 8, 2018 (the “Prospectus”) that is part of Enel Chile’s Registration Statement on Form F-4 (Registration No. 333-221156), as amended, and the Form of Acceptance, the ADS Letter of Transmittal and the Subscription Agreement (which together, as they may be amended or supplemented from time to time, constitute the “U.S. Offer”). Simultaneously with the U.S. Offer, Enel Chile is making an offer in accordance with the tender offer rules of the Republic of Chile to purchase all of the outstanding Enel Generación Shares from all holders of Enel Generación Shares, wherever located, (the “Chilean Offer,” and together with the U.S. Offer, the “Offers”) for the same price per share and on substantially the same terms as offer to purchase the Enel Generación Shares pursuant to the U.S. Offer. Enel Chile’s address, as set forth in the Prospectus, is Santa Rosa 76, Santiago, Chile.

The information set forth in the sections of the Prospectus entitled “Questions and Answers,” “Special Factors—Background of the Offers” and “The Offers—Terms of the U.S. Offer and Expiration Date” is incorporated herein by reference.

ITEM 3.	PAST CONTACTS, TRANSACTIONS, NEGOTIATIONS AND AGREEMENTS.

The information set forth in the sections of the Prospectus entitled “Special Factors—Background of the Offers,” “Special Factors—Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers,” “Special Factors—Interests of Certain Persons That are Different from Your Interests” and “Special Factors—Related Party Transactions” is incorporated herein by reference.

ITEM 4.	THE SOLICITATION OR RECOMMENDATION.

Recommendation of the Board of Directors.

At a meeting held on February 21, 2018, the Board of Enel Generación met to discuss the Offers launched on February 16, 2018 and unanimously adopted resolutions recommending that the holders of Enel Generación shares and Enel Generación ADSs accept the Offers and tender their Enel Generación Shares and Enel Generación ADSs pursuant to the Offers.

Having analyzed and discussed all the relevant factors and reasons, and taking into account the terms and conditions of the Offers, the Board of Directors unanimously recommends that holders of Enel Generación Shares and Enel Generación ADSs accept the Offers and tender their Enel Generación Shares and Enel Generación ADSs pursuant to the Offers.

In addition to the Board recommendation, each shareholder should review and consider the information in the Prospectus, this Schedule and the other documents relating to the Offers for purposes of evaluating such shareholder’s decision with respect to the Offers.

Reasons for the Recommendation.

In order to analyze the Offer and adopt the resolution recommending acceptance of the Offers, the Board considered the following antecedents:

1.	The prospectus containing the terms and conditions of the Offer, sent by Enel Chile to the Chilean Securities and Exchange Commission, to Enel Generación and to its shareholders.

2.	The Prospectus filed by Enel Chile with the U.S. Securities and Exchange Commission and sent by Enel Chile to shareholders who are U.S. Persons and holders of Enel Generación ADSs.

3.	The individual statements issued by each Individual Director on February 21, 2018, which contain the reasoned opinions of each of the Individual Directors regarding the contribution of the Offer to the best interests of the unaffiliated shareholders of Enel Generación.

4.	The resolution adopted by the Board on November 14, 2017, which contains a statement regarding the Board´s opinion about the corporate reorganization of Enel Chile named “Project Elqui”, of which the Offer is a part (the “Reorganization”), stating that it was substantively and procedurally fair to the unaffiliated shareholders of Enel Generación (the “Fairness Determination”).

5.	Documents containing relevant information regarding the Reorganization, including: the reports issued by the independent evaluators appointed by the Board and the Directors´ Committee of Enel Generación and Enel Chile; the report issued by the Directors´ Committee of Enel Generación on November 14, 2017 regarding the Reorganization; the independent opinions of each of the Individual Directors regarding the Reorganization issued on November 14, 2017; the document named “General Terms of the Reorganization”, which contains the terms and conditions of the Reorganization; and the financial statements of Enel Chile, Enel Generación and Enel Green Power Latin America S.A. (“Enel Green Power”) as of September 30, 2017.

The resolution was adopted with regards to the Offer, considering that the Offer is an essential part of the Reorganization, and that the Reorganization has not been subject to any changes since November 14, 2017 that would affect the Fairness Determination.

The Board considered the following potential benefits of the Reorganization:

i.	As noted in the Fairness Determination, Enel Generación shareholders who tender their shares and become shareholders of Enel Chile will also share in the potential benefits of the Reorganization to Enel Chile, including:

a.	Diversification due to the fact that post-Reorganization, Enel Chile will consolidate conventional and renewable electricity generation and electricity distribution businesses under one company.

b.	Growth potential of Enel Green Power renewable business in Chile.

c.	Potential reduction of conflicts of interest between Enel Green Power and Enel Generación.

d.	Potential reduction of Enel Chile holding company discount.

e.	Increased liquidity of Enel Chile shares due to increased Enel Chile capitalization.

f.	An improved Enel Chile capital structure, incorporating more debt leverage.

ii.	Enel Generación shareholders who tender their shares will participate as a shareholder in Enel Chile (which includes Enel Generación and Enel Distribución Chile S.A., as well as Enel Green Power after the Merger).

iii.	Enel Generación shareholders who tender their shares will have substantially equivalent shareholder rights as a shareholder of Enel Chile.

iv.	Enel Generación shareholders who do not tender in the Tender Offer may suffer negative consequences once the Reorganization is consummated:

a.	Reduced liquidity for Enel Generación shares;

b.	Limited veto rights for future shareholder votes;

c.	Loss of Chapter XII status under Decree No. 3,500 of 1980, which would restrict Chilean pension funds (APFs) from directly investing in Enel Generación; and

d.	Potential loss of capital gains tax exemption.

The Board considered the following financial factors:

i.	The tender offer price of Ch$590 per Enel Generación share represents a 6.3% premium over Enel Generación´s current market prices and the current market value of the 60%/40% combination of cash and Enel Chile shares (even after taking into account the fact that the subscription price for Enel Chile shares (Ch$82)) represents a 15.1% premium over Enel Generación´s market price prior to the announcement of the Reorganization.

ii.	The subscription price of Ch$82 per Enel Chile share is higher than the historical and current market prices but reflects the fundamental value of Enel Chile, while market prices are influenced by other factors, including the holding company discount, and therefore, may not have fully reflected the benefits of the Reorganization, including the merger of Enel Green Power into Enel Chile.

iii.	The 60%/40% allocation between cash and Enel Chile shares for the tender offer consideration provides more certainty to the shareholders and ADS holders of Enel Generación of their ability to realize the full value of the tender offer consideration given the higher percentage of cash.

The Board also took into consideration the fact that each of (i) the tender offer price of Ch$590 per Enel Generación share, (ii) the subscription price of Ch$82 per Enel Chile share, (iii) the implied exchange ratio of 7.19512 Enel Chile shares for each Enel Generación share, and (iv) the merger exchange ratio of 15.8 Enel Chile shares for each Enel Green Power share, is within the range determined by the independent evaluators and the independent appraisers, as applicable.

Finally, the Board considered the following additional factors:

i.	The Directors’ Committee of the Company unanimously concluded that the Reorganization (i) contributes to the best interest of Enel Generación and its unaffiliated shareholders, and (ii) is in line with prevailing market prices, terms and conditions at the time of its approval.

ii.	Both of the Individual Directors who do not have an interest in the Reorganization (as determined under Chilean law) approved the Reorganization.

Individual Director Opinions.

In addition, in order to comply with Chilean law, each of the Individual Directors issued on February 21, 2018 an individual statement in his capacity as a director of Enel Generación addressed to Enel Generación’s shareholders with respect to the Offers.

Each of the Individual Directors analyzed the Offers in the context of the Reorganization, taking into consideration the potential benefits of the Reorganization for the unaffiliated shareholders of Enel Generación, the financial factors, potential negative factors, and other factors and reasons that they considered to be relevant for the analysis of the Offers, and Although no two statements were identical, each director individually concluded that the Offers, including the U.S. Offer, constitutes a good opportunity for the unaffiliated shareholders of Enel Generación to sell their Enel Generación Shares and Enel Generación ADSs.

Intent to Tender.

To the knowledge of Enel Generación, none of the officers, affiliates or subsidiaries of Enel Generación, other than Mr. Raúl Arteaga, the Chief Financial Officer of Enel Generación, and Mr. Bernardo Canales, the Engineering and Construction Officer of Enel Generación, beneficially owns or has a right to acquire any Enel Generación Shares or Enel Generación ADSs. Messrs. Arteaga and Canales currently own 11,603 and 5,181 Enel Generación Shares, respectively, and have advised that they each intend to tender all of their Enel Generación Shares in the Offers.

Each Individual Director discloses (only with respect to himself or herself) that such director does not beneficially own or have a right to acquire any Enel Generación Shares or Enel Generación ADSs.

The information set forth in the sections of the Prospectus entitled “Special Factors—Background of the Offers,” “Special Factors—Position of Enel Generación as to the Fairness of the Reorganization; Recommendation,” “Special Factors—Security Ownership by Enel Filing Persons, Enel Generación and their Respective Directors and Officers” and “Special Factors—Reasons for the Reorganization” is incorporated herein by reference.

ITEM 5.	PERSONS/ASSETS RETAINED, EMPLOYED, COMPENSATED OR USED.

The information set forth in the section of the Prospectus entitled “The Offers—Fees and Expenses” is incorporated herein by reference.

ITEM 6.	INTEREST IN SECURITIES OF THE SUBJECT COMPANY.

To the best knowledge of Enel Generación, none of Enel S.p.A., Enel Chile and Enel Generación, their respective executive officers or directors, or any majority-owned subsidiary of Enel S.p.A., Enel Chile and Enel Generación has effected any transaction in Enel Generación Shares or Enel Generación ADSs during the past sixty (60) days.

Each Individual Director discloses (only with respect to himself or herself) that such director (i) does not beneficially own or have a right to acquire any Enel Generación Shares or Enel Generación ADSs and (ii) has not effected any transaction in Enel Generación Shares or Enel Generación ADSs during the past sixty (60) days.

ITEM 7.	PURPOSES OF THE TRANSACTION AND PLANS OR PROPOSALS.

Except as described or incorporated by reference into this Statement, Enel Generación is not currently undertaking or engaged in any negotiations in response to the Offers that relate to (i) a tender offer for or other acquisition of Enel Generación’s securities by Enel Generación, any subsidiary of Enel Generación or any other person; (ii) an extraordinary transaction, such as a merger, reorganization or liquidation, involving the Company or any subsidiary of Enel Generación; (iii) a purchase, sale or transfer of a material amount of assets of Enel Generación or any subsidiary of Enel Generación; or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Enel Generación.

Except as described or incorporated by reference into this Statement, there are no transactions, resolutions of the Board of Enel Generación, agreements in principle, or signed contracts entered into in response to the Offers that relate to one or more of the events referred to in the preceding paragraph of this Item 7.

ITEM 8.	ADDITIONAL INFORMATION.

None.

ITEM 9.	EXHIBITS.

The following exhibits are filed herewith or incorporated herein by reference:

Exhibit No.	Description

(a)(1)	Prospectus, dated February 8, 2018, filed pursuant to Rule 424(b) of the Securities Act of 1933, as amended, is incorporated herein by reference.

(a)(2)	Form of Acceptance (incorporated herein by reference to Exhibit (a)(1)(A) to the combined Schedule TO and Schedule 13E-3 under cover of Schedule TO filed by Enel Chile on February 16, 2018 (the “Schedule TO”)).

(a)(3)	ADS Letter of Transmittal (incorporated herein by reference to Exhibit (a)(1)(B) to the Schedule TO).

(a)(4)	Form of Subscription Agreement (incorporated herein by reference to Exhibit (a)(1)(C) to the Schedule TO).

(a)(5)	ADS Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(D) to the Schedule TO).

(a)(6)	Shares Letter to Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees (incorporated herein by reference to Exhibit (a)(1)(E) to the Schedule TO).

(a)(7)	ADS Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(F) to the Schedule TO).

(a)(8)	Shares Letter to Clients (incorporated herein by reference to Exhibit (a)(1)(G) to the Schedule TO).

(a)(9)	English translations of the individual statements delivered by each Individual Director pursuant to Chilean law.

99.1.	Powers of Attorney authorizing certain persons to sign the Solicitation/Recommendation Statement on Schedule 14D-9 on behalf of the Individual Directors (incorporated herein by reference to Exhibit 99.2 to the Schedule TO).

SIGNATURES

After due inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: February 26, 2018
Enel Generación Chile S.A.

	By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Chief Financial Officer

*
Giuseppe Conti

*
Francesco Giorgianni

*
Jorge Atton P.

*
Fabrizio Barderi

*
Enrique Cibié B.

*
Mauro Di Carlo

*
Umberto Magrini

*
Luca Noviello

*
Julio Pellegrini V.

* By:	/s/ Raúl Arteaga
Name: Raúl Arteaga
Title: Attorney-in-Fact**

** By authority of the power of attorney filed as Exhibit 99.1 hereto.